Independent Auditor's Report

To the Board of Directors of
Valley Forge Fund, Inc.


We have examined management's assertion about Valley Forge Fund, Inc's compli-ance with with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 4, 2001 included in the accompanying Managemet Statement regarding compliance with certain pro-visions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to ex-press an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the Ameri-can Institute of Certified Public Accountants and, accordingly, included exa-mining, on a test basis, evidence about the Company's compliance with those re-quirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests per-formed as of October 4, 2001, and with respect to agreement of security pur-chases and sales, for the period from January 2, 2001 (the date of last examin-ation) through October 4, 2001:

    * Count and inspection of all securities located in the vault of Commerce Bank in Valley Forge, PA without prior notice to management;

    * Confirmation of all securities held by Best Vest Investment Brokerage Services and Bear Sterns Co. Inc. in book entry form;

    * Reconciliation of all such securities to the books and records of the Company and Commerce Bank, Best Vest Investment Brokerage Services and Bear Stearns & Co. Inc.;

    * Agreement of fifteen security purchases and seven security sales or ma-turities since the last report from the books and records of the Com-pany to broker confirmations;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compli-ance with specified requirements.

In our opinion, management's assertion that the Valley Forge Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17-2 of the Investment Company Act of 1940 as of October 4, 2001 with respect to securities reflected in the investment account of the Company is fairly stated in all ma-terial respects.

This report is intended soley for the information and use of management of The O'Higgins Fund and the Securities and Exchange Commission and should not be used for any other purpose.




                                                    /s/ SANVILLE & COMPANY
                                                    Certified Public Accountants

Abington, Pennsylvania
October 5, 2001